4700 Homewood Court, Suite 100, Raleigh, NC 27609 USA

December 12, 2017

FILED ON EDGAR

Jay Ingram

Legal Branch Chief Office of

Manufacturing and Construction

United States Securities and

Exchange Commission

Mail Stop 4631

Washington, DC 20549

Re:      ATI Modular Technology Corporation

Amendment 4 to Information Statement on Schedule 14C

Filed November 22, 2017

File N. 000-55699

Dear Mr. Ingram:

This letter is in response to the Commissions’ December 4, 2017 comment letter regarding Amendment No. 4 to the Information Statement on Schedule 14C submitted by ATI Modular Technology Corporation (the “Company”). The Company’s legal counsel, Anthony R. Paesano of Paesano Akkashian Apkarian, P.C., has been copied in on this correspondence, so feel free to contact him with any questions, and of course, please feel free to continue to correspond directly with me.

1.	We have reviewed your response to comment 2 from our letter dated October 10, 2017. Our comment requested that you provide the pro forma information required by Item 14(b)(10) of Schedule 14A which includes historical, pro forma, and equivalent pro forma per share data. We remind you that Instruction 1 indicates that this pro forma information (except for information with regard to book value) should be provided for all periods presented for common control transactions. Please include this information for the interim period ended September 30, 2017, the transition period ended December 31, 2016, and each of the two years ended June 30, 2016.

Response: The Company acknowledges the Commission’s comment. Additional disclosures required by Item 14(b)(10) are included in the Company’s most recent amendment.

2.	In regard to the pro forma information provided in this amendment, pursuant to Item 14(b)(11) of Schedule 14A, please address the following:

•	Please provide pro forma information for all periods presented pursuant to Rule 11-02(c)(2)(ii) of Regulation S-X. This would include the interim period ended September 30, 2017, the transition period ended December 31, 2016, and each of the two years ended June 30, 2016. We also note that this information should be presented as if this transaction occurred on the first day of the earliest period presented, which would be July 1, 2014;

Response: The Company has provided the requested information in its most recent Amendment.

•	Your pro forma balance sheet should only be presented for the latest balance sheet date presented. Refer to Rule 11-02(c)(i) of Regulation S-X. In this regard, please remove your pro forma balance sheet on page 11. Although this information is labeled September 30, 2017, this information appears to be as of December 31, 2016;

Response: The Company has amended its pro forma as requested by the Commission.

•	It is not clear what period is being reflected on page 12 as the historical amounts for ATI Modular Technology Corp. for the nine months period ended September 30, 2017 do not agree to the amounts reported in your Form 10-Q for the same period. Please revise accordingly and ensure that amounts presented in the historical columns of your pro forma financial statements agree to the amounts presented in your Form 10-K/A and Form 10-Q;

Response: The Company has provided the requested information in its most recent Amendment.

•	Please present pro forma earnings per share amounts. Please disclose in a note to the pro forma information your computation of the number of basic and diluted weighted average shares to use in determining your pro forma earnings per share amounts. Please also disclose any shares not included for anti-dilution reasons. Refer to Rule 11-02(b)(7) of Regulation S-X; and,

Response: The Company has provided the requested information in its most recent Amendment.

•	Please clearly show how you are arriving at the adjustment amounts in not (B) to the pro forma financial information.

Response: On June 6, 2016, AmericaTowne paid $175,000 to purchase the majority and controlling interest in the Company through the acquisition of 100,000,000 shares (86%) of restricted common stock. To execute the Company’s 50-to-1 reverse stock split, as well as AmericaTowne’s 1-to-4 stock split in accordance with Agreement and Plan of Merger, $175,000 is booked as investment in AmericaTowne and should be applied against the Company’s paid-in capital. In addition, to reflect the outstanding shares after the stock split, some adjustment in common stock is also performed. The details in note (B) are as follows:

30-Sep-17
	ATI Modular Technology Corp	AmericaTowne Inc.
Common Stock
Outstnding shares before split	126,740,708	48,947,267
50-to-1 reverse stock split	0.02
1-to-4 stock split		4
Outstnding shares after split	2,534,814	195,789,068
Par value in mergered company	0.001	0.001
Common Stock after merger	$2,535	$195,789	$198,324
Common Stock before merger	$126,741	$4,895	$131,636
			$66,688	(i)	Note (B)
Common Stock Subscribed
Shares subscribed before split	1,000,000	850,000
50-to-1 reverse stock split	0.02
1-to-4 stock split		4
Shares subscribed after split	20,000	3,400,000
Par value in mergered company	0.001	0.001
Common stock subscribed after split	$20	$3,400	$3,420
Common stock subscribed before split	$1,000	$85	$1,085
			$2,335	(ii)	Note (B)
Additional paid in capital

Adjustment in common stock			$66,688	(i)
Adjustment in common stock subscribed			$2,335	(ii)
			$69,023
Investment		$175,000	$175,000
			$244,023	(iii)	Note (B)

Very truly yours,

ATI Modular Technology Corporation

Alton Perkins

Alton Perkins